

May 9, 2011

Via E-mail
Donald E. Felsinger
Sempra Energy
101 Ash Street
San Diego, California 92101

    Re: **Sempra Energy**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed February 24, 2011
                File No. 1-14201

Dear Mr. Felsinger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

1.   Please tell us your consideration of discussing cash and cash equivalents held by foreign operations which is not available to fund domestic operations unless it is repatriated to the United States.

Capitalization
Total Capitalization and Debt-to-Capitalization Ratios

2.   It appears that "total capitalization" and "debt-to-capitalization ratios," excluding non-controlling interests and debt of Otay Mesa Energy Center LLC, of Sempra Energy and San Diego Gas & Electric Company are non-GAAP financial measures. If you disagree, please advise. Otherwise, please tell us why you are not prohibited from presenting these non-GAAP measures and why your current disclosure complies with Item 10(e) of Regulation S-K. Please refer to Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Consolidated Financial Statements

Consolidated Balance Sheets

3.   Please show us how to reconcile fixed-price contracts and other derivative line items to the tables presented in Notes 10 and 11.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data
Dividends and Loans at the Sempra Utilities

4.   Please tell us your consideration of disclosing the capital structure limits imposed by the CPUC on the Sempra Utilities. Refer to Rule 4-08(e)(1) of Regulation S-X. Also, please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) for Sempra Energy and Pacific Enterprises.

Note 16. Commitments and Contingencies

5.   Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the legal and environmental matters or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Refer to ASC 450-20-50. In addition, regarding the matters discussed under "Resolved Matters - Energy Crisis Litigation Settlement," please tell us when you recorded the settlements and when you first disclosed an estimate of the possible loss or range of loss or a statement that such an estimate could not be reasonably made when there was a reasonable possibility that realized losses would exceed amounts accrued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief